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Exhibit 11

                        CAPITOL COMMUNITIES CORPORATION

                       Computation of Earnings Per Share
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

                                 Three Months Ended December 31,

                                      1996          1995
                                   ----------    ----------
Shares Outstanding Beginning        7,000,000     7,000,000
 Of Period

Shares Issued During Period
    October 7, 1996                    38,000     -
     November 12, 1996                150,000     -

Weighted average number of          7,115,000     7,000,000
 shares outstanding

Total                               7,115,000     7,000,000

Earnings (loss) applicable to      $ (229,174)   $ (319,352)
 common shares

Earnings (loss) per share of       $   (0.032)   $   (0.046)
 common stock
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